Peter H. Rubenovitch Senior Executive Vice President and Chief Financial Officer

May 25, 2005

By EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Manulife Financial Corporation
Report on Form 40-F, filed March 29, 2005, as amended April 21, 2005
File No.: 001-14942

Dear Mr. Rosenberg:

On behalf of Manulife Financial Corporation (the “Company”), this letter serves as the Company’s response to the items raised in your letter, dated May 4, 2005 (the “Comment Letter”), furnishing the comments of the Securities and Exchange Commission (the “Commission”) relating to the Company’s report on Form 40-F for the year ended December 31, 2004, as filed on March 29, 2005 and amended on April 21, 2005. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience we have incorporated into the response letter.

1.	Comment: We note from your disclosures that you offer structured/non traditional retrocession solutions for life insurance reinsurers and specialized non-traditional retrocession solutions for property and casualty reinsurers. It is unclear from your filing what types of “solutions” you offer. As such please tell us supplementally the types of reinsurance protection offered (i.e. excess of loss or finite reinsurance), whether the protection is prospective or retrospective, how losses attach to your contracts and/or treaties and any other provisions in the contracts and/or treaties that are not usually included in a standard reinsurance contract. In addition please tell us the economic benefit that you are attempting to provide to the reinsurer. The intent of the comment is to first understand your business and then provide suggested disclosures that help provide greater transparency to your business.

May 25, 2005

SEC

Response:

Non-Traditional Life Reinsurance

Several subsidiaries of Manulife Financial Corporation (MFC) currently provide non-traditional reinsurance and retrocessional coverage to US and non-US life and annuity insurers and reinsurers. This type of non-traditional life cover has been classified as financial reinsurance.1

The non-traditional coverage is primarily coinsurance and modified coinsurance coverage of a share of specified blocks of life insurance or annuity contracts issued or reinsured by the cedant. It may also include the reinsurance of large blocks of life insurance on a yearly renewable term basis. Different accounting rules apply to these treaties for GAAP and statutory purposes and all of the non-traditional coverage receives deposit accounting treatment for Canadian or US GAAP purposes, but meets the requirements for reinsurance accounting under statutory rules.2

Non-traditional reinsurance of life and annuity business focuses on situations where statutory accounting either: (i) has not capitalized significant acquisition expenses, (ii) has failed to release profit that would otherwise have been released on a GAAP basis, or (iii) requires the holding of excessively redundant reserves and capital. In these situations the reinsurer can

[1]	MFC subsidiaries have previously disclosed the characteristics of these types of reinsurance treaties to the SEC. See e.g., page F-28 of the financial statements of John Hancock Life Insurance Company (U.S.A) (John Hancock (U.S.A.)) (formerly, The Manufacturers Life Insurance Company (U.S.A.)) for the period ended December 31, 2004, which are contained in the Statement of Additional Information in Post-Effective Amendment No. 7 in the Registration Statement (Form N-4 No. 333-70864), filed on April 29, 2005 by John Hancock Life Insurance (U.S.A.) Separate Account H.
[2]	The disparate accounting treatment for non-traditional reinsurance agreements under GAAP and statutory accounting stems from a fundamental difference in the focus of the two accounting methods. GAAP accounting measures earnings on a going concern basis while statutory accounting measures solvency on a wind up basis. As a result, statutory accounting typically does not capitalize a significant portion of acquisition costs, measures the size of the required reserve on a prescribed rather than an economic basis, and recognizes earnings at a much later duration than GAAP.

May 25, 2005

SEC

assume the inherent contract risks (mortality, morbidity, lapse, reinvestment, disintermediation, and credit risk) and pay the ceding insurer a ceding commission that is substantially less than the economic profits that are expected to emerge on the reinsured block of business. This will give the ceding insurer a statutory financial statement benefit,3 even though there is little economic (GAAP) expectation of loss. See FAS 113.4

The main differences between traditional and non-traditional coinsurance and modified coinsurance for life and annuity reinsurance, is that in a non-traditional reinsurance agreement, the reinsurer pays a lower ceding commission for its share of a block of business than would otherwise be paid under a traditional reinsurance contract. Non-traditional transactions often involve the payment of experience refunds to the ceding insurer covering a substantial portion of the earnings accruing to the business reinsured during the early years of the contract. In addition, the contracts contain recapture rights5 that are often more flexible than those found in traditional coverage. These more flexible recapture rights are coupled with terms that create an incentive for the ceding insurer to recapture if the block is profitable on a statutory accounting basis.

The economic benefit to the ceding company is to achieve capital and surplus relief on a statutory basis of accounting. See e.g. n.2 and n.3 supra.

All of the non-traditional life and annuity treaties written by the MFC companies provide prospective coverage, covering liabilities extending out over the life of the underlying policyholder life and annuity contracts. That is, they cover the risks of loss from the life insurance and annuity contracts reinsured that emerge during and after the calendar year in which the contract is effective.6

[3]	See SSAP 61 paragraph 64 (c) attached as exhibit 1.
[4]	FAS 113 provides in pertinent part in its summary: “Contracts that do not result in the reasonable possibility that the reinsurer may realize a significant loss from the insurance risk assumed generally do not meet the conditions for reinsurance accounting and are to be accounted for as deposits.”
[5]	Recapture right is the right of the ceding company to terminate the reinsurance contract and assume all future obligations for the contracts being reinsured.
[6]	Due to the length of time to negotiate these contracts, the contracts may have an effective date that precedes the date of execution by several months, however because the liabilities reinsured extend out over the remaining life of the underlying contracts (which can be up to 50 years or more for a life contract), the risks reinsured against are overwhelmingly risks occurring after the date of execution. Because GAAP requires deposit accounting for these transactions, this has no effect on the GAAP accounting of either the ceding or reinsuring company.

May 25, 2005

SEC

Non-Traditional Property Reinsurance

Manufacturers Property & Casualty, Ltd. (MPCL) a subsidiary of MFC, currently offers non-traditional retrocessional coverage to large international reinsurers. The non-traditional product currently offered by MPCL is known as a spread loss cover. This type of non-traditional cover has been referred to in the industry as “finite risk reinsurance” or “finite reinsurance.”

All spread loss covers offered by MPCL are prospective property catastrophe excess of loss covers (with the exception of one cover which is a marine and aviation catastrophe excess of loss cover).7 Losses attach pursuant to the terms of the specific treaty, typically at a high catastrophic property loss level.

The most significant differences between a typical traditional treaty and a typical non-traditional (spread loss cover) are: provisions relating to non-renewal premium and provisions relating to a notional experience account balance (EAB). The covers are generally 12 months in duration, with no obligation for either party to renew. An EAB tracks the performance of the treaty. The EAB is basically the premiums paid less claims incurred less MPCL’s margin.8 Positive amounts may be returned to the cedant. Negative amounts are carried forward in the EAB if the contract renews.

Unlike traditional covers, with non-traditional covers, a non-renewal premium provision requires the cedant to pay an additional premium if the cedant does not renew the treaty and the EAB is negative. This non-renewal premium is typically less than 80% of the negative EAB, so that sufficient risk transfer is provided in accordance with FAS 113.

The economic benefit to the cedant is risk transfer that receives reinsurance treatment by the cedant under FAS 113, while allowing the cedant to possibly share in the economic benefit if the experience is favorable. MPCL is paid a margin for the risks that it takes, i.e. the portion of the negative EAB that is not covered by the non-renewal premium and the credit risk related to any non-renewal premium that may not be able to be collected from an insolvent cedant.

[7]	As is common with both traditional and non-traditional reinsurance, the effective date of written treaties may refer back to the date of an earlier agreement to terms. However, all of the solutions currently offered by MPCL only cover prospective losses.
[8]	MPCL’s margin is set by the terms of the specific treaty.

May 25, 2005

SEC

2.	Comment: We note that the Company has not included its actuarial liabilities in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations, and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K and as required by Item 2 of Form 40-F. Based on the above factors, please revise your contractual obligation table to include the expected settlement of your actuarial liabilities.

Response: In response to this Comment, the Company will amend its report on Form 40-F for the year ended December 31, 2004 to include a revised contractual obligation table disclosing expected settlement of actuarial liabilities. The Company is gathering the necessary information and expects to be in a position to file the report on Form 40-F/A by June 24, 2005. The Company anticipates that there will be discussions about presentation with the Commission’s staff in advance of filing.

*****

As required by the SEC, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned with any comments or questions regarding this response.

Thank you for your assistance.

Very truly yours,

/s/ Peter H. Rubenovitch

Peter H. Rubenovitch

May 25, 2005

SEC

Exhibit I

Statement of Statutory Accounting Principles No. 61, Life, Deposit-Type and Accident and Health Reinsurance

64. This statement adopts FASB Statement No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts with modification. The statutory accounting principles established by this statement differ substantially from GAAP, reflecting much more detailed guidance, as follows:

c.	As discussed in SSAP No. 50, statutory accounting defines deposit-type contracts as those contracts which do not include any mortality or morbidity risk. GAAP defines investment contracts as those that do not subject the insurance enterprise to significant policyholder mortality or morbidity risk. (The distinction is any mortality or morbidity risk for statutory purposes vs. significant mortality or morbidity risk for GAAP purposes.) Therefore, a contract may be considered an investment contract for GAAP purposes, and that same contract may be considered other than deposit-type for statutory purposes. A reinsurance treaty covering contracts that have insignificant mortality or morbidity risk (i.e., contracts classified as other than deposit-type contracts for statutory purposes, but investment contracts for GAAP purposes) that does not transfer that mortality or morbidity risk, but does transfer all of the significant risk inherent in the business being reinsured (e.g., lapse, credit quality, reinvestment or disintermediation risk) qualifies for reinsurance accounting for statutory reporting purposes, but would not qualify for reinsurance accounting treatment for GAAP purposes;